

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2022

David Byrnes
Chief Financial Officer
MSGE Spinco, Inc.
Two Pennsylvania Plaza
New York, NY 10121

> **Re: MSGE Spinco, Inc.**
> **Draft Registration Statement on Form 10-12B**
> **Filed October 26, 2022**
> **CIK No. 0001952073**

Dear David Byrnes:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Preliminary Information Statement

Cover Page

1. Please revise the Information Statement cover page to disclose that you will be a controlled company. Please disclose the percentage of voting power to be held by the Dolan Family Group following the Distribution and, if true, that this stockholder group will have the ability to determine all matters requiring approval by stockholders.

2. Please revise the Information Statement cover page to more clearly detail the company's dual-class voting structure. Disclose the voting power difference between the two classes of shares, quantify the voting power that the Class B Common Stock will have after the Distribution due to the disparate voting rights attached to the two classes of shares and identify the holder or holders of such shares.

Summary
Company Information, page 5

3.   Please include a graphic depiction and brief narrative of the company's corporate structure after the Distribution that includes the ownership and voting control of MSGE Spinco, Inc. Please include the ownership and voting percentages of the public versus the Dolan Family Group.

Securities to be Distributed, page 8

4.   We note your disclosure that MSG Entertainment will retain approximately 33% of your common stock immediately following the Distribution. Please revise to clarify if those shares of common stock will be Class A or Class B shares. Please revise the Information Statement throughout accordingly.

Questions and Answers About the Distribution, page 14

5.   Please revise to add a question and answer regarding the company's duel-class structure including the ownership and voting control of the company after the Distribution. In this regard, we note that the company will be a controlled company after the Distribution controlled by the Dolan Family Group. Please revise to discuss the implications of these disparate voting rights and voting control after the Distribution to include its effect on public stockholders of the Class A Common Stock.

General Risk Factors, page 20

6.   We note your disclosure here and throughout the Information Statement regarding the impact of the COVID-19 Pandemic on your Business. Please revise, to the extent practicable, to quantify the material impacts COVID-19 has had on the company's business and operations. Please include enough detail so that shareholders can appreciate the discussed risk. In addition, given your statement on page 71 that *[i]n response to COVID-19, measures have been taken to ensure that health and safety protocols are in place and enforced throughout our offices and our venues,* to the extent applicable, discuss how management is responding to evolving events, and how it is planning for COVID-19-related uncertainties. Please make conforming changes throughout the document.

Risk Factors, page 20

7.   Please revise to add a risk factor to discuss the potential consequences to public stockholders if the MSG Entertainment board of directors decides to cancel the Distribution or otherwise materially amend the terms of the Distribution.

We Have Substantial Indebtedness and Are Highly Leveraged, Which Could Adversely Affect Our Business, page 34

8.   Please revise to quantify your outstanding indebtedness and your current debt service obligations.

The Distribution
Results of the Distribution, page 48

9.   Please revise to expand your disclosure and name the agreements you have, or will, entered into with MSG Entertainment and MSG Sports in connection with the Distribution. In addition, if not already provided, please file these agreements as exhibits or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Business
General, page 54

10.   We note that the company's business will include two segments, Entertainment and MSG Networks. To the extent possible, please quantify the percentage of revenue and loss that each contributes to the company for the periods included in this Information Statement.

Adjusted operating income (loss) ("AOI"), page 89

11.   Please tell us your calculation of the non-GAAP adjustment for non-cash portion of arena license fees from MSG Sports in fiscal years 2022 and 2021. Please also tell us how you determined that this adjustment does not substitute individually tailored recognition and measurement methods for those of GAAP. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

12.   Please disclose the nature of the adjustment for other purchase accounting and explain why you believe the impact of purchase accounting adjustments related to business acquisitions should be excluded from the adjusted operating income calculation.

Business Segment Results
Entertainment
Restructuring charges, page 102

13.   Please revise to include a brief description of the cost savings initiatives which you state were implemented in order to streamline operations and preserve liquidity.

Corporate Governance and Management
Our Directors, page 116

14.   Please revise here or in another section to identify the members of your board and management who will also hold positions at related entities, such as MSG Entertainment, MSG Sports and/or AMC Networks.

Other Arrangements and Agreements with MSG Sports and/or AMC Networks, page 163

15.   We note the introduction contemplates the sharing and allocation of various costs. Please revise to discuss in greater detail how these costs will be allocated between the related companies. Additionally, we note that the descriptions of the various related-party agreements are overly vague and do not specifically detail revenue sharing percentages, commissions, fees, costs, lump sum payments, dollar amounts involved in the transactions, etc. Please revise each summary to specifically detail the anticipated relationship between these related-parties following the Distribution. All revenue sharing, percentages, commissions, fees, costs, payments, dollar amounts involved between the related-parties should be specifically described and quantified. Refer to Item 404 of Regulation S-K.

Arena License Agreements, page 164

16.   Please revise the third, fourth and fifth paragraphs to specifically quantify all revenue sharing percentages. Additionally, we note from the exhibit index that you intend to redact certain information from these related-party agreements. Please note that all material information to shareholders related to these agreements must be disclosed pursuant to Item 404(a) of Regulation S-K. Consequently, we may have additional comments upon review of any redactions to any related-party agreements including the Arena License Agreements, Sponsorship Sales and Representation Agreements, etc.

Group Ticket Sales and Service Representation Agreement, page 165

17.   Please revise to specifically quantify the commission to be paid to MSG Sports for any ticket sales.

Sponsorship Sales and Service Representation Agreements, page 165

18.   Please revise to specifically quantify all commissions and fixed payments under these agreements.

Team Sponsorship Allocation Agreement, page 165

19.   Please revise to specifically quantify and discuss in greater detail the revenue split between the two companies and any lump sum payments.

Note 1. Description of Business and Basis of Presentation, page F-12

20.   Your disclosure indicates that "transfers of cash both to and from MSG Entertainment are included as components of MSG Entertainment investment on the combined statements of divisional equity", and "distributions made by MSG Entertainment to the Company or to MSG Entertainment from the Company are recorded as transfers to and from MSG Entertainment, and the net amount is presented on the combined statements of cash flows

as Net transfers to/from MSG Entertainment and MSG Entertainment's subsidiaries."
Please tell us how you presented the Net transfers to/from MSG Entertainment and MSG
Entertainment's subsidiaries in your combined statements of cash flows. Please reconcile
the amounts reported as "Change in MSG Entertainment Investment" in your combined
statements of cash flows to the amounts reported as "Net decrease in MSG Entertainment
Investment" in your combined statements of divisional equity for all fiscal years reported.

<u>Notes to Combined Financial Statements</u>
<u>Note 4. Revenue Recognition, page F-25</u>

21. We note your narrative disclosure that certain revenues are accounted for under ASC 842.
In your tabular disclosure of disaggregation of revenue, please consider including an
additional line item (with an additional subtotal, if desired) to include revenue recognized
under ASC 842 so that the table reconciles to total revenue on your combined statements
of operations.

You may contact Suying Li at 202-551-3335 or Lyn Shenk at 202-551-3380 if you have
questions regarding comments on the financial statements and related matters. Please contact
Jennie Beysolow at 202-551-8108 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Robert W. Downes, Esq.